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                             July 14, 2023

       Mohan Ananda
       Chief Executive Officer
       Innovative International Acquisition Corp.
       24681 La Plaza Ste 300
       Dana Point, CA 92629

                                                        Re: Innovative
International Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 23, 2023
                                                            File No. 333-269627

       Dear Mohan Ananda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Selected Historical Condensed Financial Information of IOAC, page 45

   1. Please revise to also disclose balance sheet data for IOAC for the various periods presented.
       Comparative Per Share Information, page 50

   2. The weighted average shares of non-redeemable ordinary common shares and related earnings per share for
the year ended March 31, 2023 on page 51 for Zoomcar Inc. do not agree to the amounts
reflected in Zoomcar   s audited statement of operations for this
                                                        period on page F-47.
Please reconcile and revise these disclosures.
 Mohan Ananda
Innovative International Acquisition Corp.
July 14, 2023
Page 2
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 199

3.       Refer to adjustments (h) and (j)     It does not appear that these two
adjustments are
         individually self-balancing in that the debit and credit amounts for each adjustment are not equal. Please revise each of these adjustments so that the debit and credit adjustments to your pro forma balance sheet are equal.
4.       Refer to footnote (n)     Please revise the pro forma financial
information to give effect the
         liability and related expense for the earn-out arrangement prior to the planned effectiveness of your Form S-4 registration statement. Also, please disclose the significant assumptions used to determine the amounts of the related pro forma adjustments. Alternatively, please explain why this cannot be completed.
Information About Zoomcar
Quarter-over-Quarter Bookings from Returning Users, page 236

5. Please revise your chart of "Quarter-over-Quarter Bookings from Returning Users" to present information that is current as of the periods presented in your filing.
Zoomcar Inc. Consolidated Balance Sheets, page F-46

6. We note that you have classified the redeemable non-noncontrolling interest of $25.1 million as a component of total equity at both March 31, 2023 and 2022 which is different than your previous classification at March 31, 2022 and December 31, 2022 in the prior amendment to the registration statement where you classified such amount as temporary or mezzanine equity. Given your disclosure in Note 21(b) which indicates that this redeemable non-controlling interest is redeemable on a deemed liquidation event that is outside of your control, please revise to present this redeemable non-controlling interest as temporary or mezzanine equity or explain why you do not believe this is required. Refer to the guidance in ASC 480-10-S99-3A and ASR 268.
Exhibit 5.1
FirstName LastNameMohan Ananda
7. It appears that you intended to define "Merger Consideration Shares" as including all of
Comapany    NameInnovative
       the shares identified inInternational  Acquisition
                                 clauses (i)-(iv)          Corp.paragraph. If
so, please revise
                                                  of the second
July 14,accordingly.
         2023 Page 2Otherwise, please advise.
FirstName LastName
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
July       NameInnovative International Acquisition Corp.
     14, 2023
July 14,
Page  3 2023 Page 3
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Linda Cvrkel at 202-551-3818 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services